108 Village Square, Suite 315
Somers, New York 10560

January 24, 2010

Via Facsimile

Maryse Mills-Apenteng, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  MangoSoft, Inc.
Preliminary Information Statement on Form 14C
Filed December 29, 2010
File No. 000-30781

Dear Ms. Mills-Apenteng:

I write in response to your correspondence dated January 7, 2011.  Upon Review of your comments, as discussed below, MangoSoft, Inc. (the ‘Company”) intends to file an amendment to the Company’s Form 14C filing to address your comments.  Accompanying this letter, please find the proposed amended filing for your review and further comment prior to filing.

The Company’s specific responses are as follows:

2010 Stock Option/Stock Issuance Plan.

1.
In review of the Company’s records, it was discovered that the Company’s 1999 Incentive Compensation Plan had expired on or about September 7, 2009 (the “1999 Plan”).  Management, unaware of the expiration of the 1999 Plan had issued options to certain officers and directors of the Company an aggregate of 377,150 shares and/or options to purchase shares of the Company.  All such issuances have been reported on the Company’s financial statements as reported on the Company’s Forms 10Q and 10K.  Those issuances have been effectively cancelled and will be reissued under the

Company’s 2010 Stock Option/Stock Issuance Plan (the “2010 Plan”).  These reissuances, however, will be one for one and will have no change to any prior Company filings.  In addition to the above-mentioned issuances, since the time of the filing of the Form 14C, the Company has received Board of Director approval for, and intends to issue, 595,000 shares and/or options to purchase shares to current officers and directors of the Company as further described in the accompanying amended Form 14C.  In total, 972,150 of the 2,000,000 shares and/or options authorized under the 2010 Plan will be issued.

Amendment to Articles of Incorporation Changing the Name of the Company.

2.	As requested, the accompanying amended Form 14C, reflects the addition of the following language:

“The Company’s recent entry into the structured settlement business through its acquisition of Structured Settlement Investments, L.P. is a financial services opportunity. The change of the Company’s name to Mango Capital, Inc. is intended to align the Company’s name with management’s vision which is broader than the software and services sector.”

In preparing this response the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Securities and Exchange Commission;

●	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission or any person under the federal securities laws of the United States;

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned regarding any additional questions or comments.

Sincerely,

/s/ Dennis M. Goett

Dennis M. Goett
Chief Executive Officer

RED-LINED MANGOSOFT PRE14C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 14C/ A
Information Statement Pursuant to Section 14(c) of the
Securities Exchange Act of 1934
(Amendment No.)

Check the appropriate box:

☒  Preliminary information statement
☐  Confidential, for use of the Commission only (as permitted by Rule
14c-6(d)(2))
☐  Definitive information statement

MangoSoft, Inc.
(Name of Registrant as specified in Its Charter)

Payment of filing fee (check the appropriate box):

☒  No fee required

☐  Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
(4)	Proposed maximum aggregate value of transaction:
(5)	Total fee paid:

☐  Fee paid previously with preliminary materials.

☐  Check box if any part of the fee is offset as provided by Exchange Act
 Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

(1)      Amount previously paid:
(2)      Form, schedule or registration statement no.:
(3)      Filing party:
(4)      Date filed:

MANGOSOFT, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
HELD BY MAJORITY WRITTEN CONSENT

TO ALL STOCKHOLDERS OF MANGOSOFT, INC.:

NOTICE IS HEREBY GIVEN to you as a stockholder of record of MangoSoft, Inc., a Nevada corporation (the “Company”), that a Majority Written Consent in Lieu of an Annual Meeting of Stockholders (the “Written Consent”) has been executed to be effective 20 days from the date of mailing this Information Statement to you.  The Written Consent authorizes the following corporate action:

1.	The authorization of the Company’s 2010 Stock Option/Stock Issuance Plan;

2.	Amend our Articles of Incorporation to change the name of the Company to Mango Capital, Inc.

Because execution of the Written Consent was assured, our Board of Directors believes it would not be in the best interests of our company and its stockholders to incur the costs of holding an annual meeting or of soliciting proxies or consents from additional stockholders in connection with these actions.  Based on the foregoing, our Board of Directors has determined not to call an Annual Meeting of Stockholders, and none will be held this year.

The entire cost of furnishing this Information Statement will be borne by us.  We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of common stock held of record by them.

The Board of Directors has fixed the close of business on December 17, 2010 as the record date (the “Record Date”) for the determination of stockholders who are entitled to receive this Information Statement.  This Information Statement is being mailed on or about December 31, 2010 to all stockholders of record as of the Record Date.  Under Nevada law, stockholders are not entitled to dissenter’s rights of appraisal with respect to any of the matters being authorized herein.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

MANGOSOFT, INC.
108 Village Square, Suite 315
Somers, New York 10589

INFORMATION STATEMENT ON SCHEDULE 14C

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding our shares of outstanding common stock beneficially owned as of the date hereof by (i) each of our directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each other person who is known by us to own beneficially more than 5% of our common stock based upon 5,443,157 issued common shares.

Directors & Executive Officers	Title	Number of Shares of Common Stock Owned	Percent of Voting Shares Outstanding
Dennis M. Goett	Chairman & CEO	0	0.00%
Elliott Singer	Director	0	0.00%
Joseph Luminoso	Director	0	0.00%
Sean M. Gavin	CFO	0	0.00%

All Directors & Officers as a Group		0	0.00%

Beneficial Owners	Number of Shares of Common Stock Owned	Percent of Voting Shares Outstanding
Douglas B. Krugman	1,658,356	27.90%
Southpaw Asset Management LP	1,482,128	24.94%
Jay Zises (1)	814,816	17.92%

All Beneficial Owners as a Group	3,955,300	70.76%

(1)
Beneficially owned shares for Jay Zises exclude 10,000 shares of the Series B Convertible Preferred Stock owned by Jay Zises which were issued on July 23, 2003.  Each share of Preferred stock is convertible into one share of common stock at the option of holder.  In addition to its convertible features, the holders of the Preferred Stock are entitled to twenty-five votes per share of Preferred Stock on any matter brought to the vote of shareholders.

2010 STOCK OPTION/ STOCK ISSUANCE PLAN

A 2010 Stock Option/Stock Issuance Plan (the “2010 Plan”) was authorized by the majority shareholders. Following is a description of the 2010 Plan.

General

The 2010 Plan provides for the issuance of up to 2,000,000 shares of the Corporation’s Class A Common Stock to our directors, officers, employees and consultants in the form of stock options and shares of common stock.

Our Board of Directors will initially administer the 2010 Plan, except that the Board may, at its discretion, establish a committee comprised of two or more members of the Board or two or more other persons to administer the 2010 Plan (the "Plan Administrator").

The 2010 Plan has two separate components: the option grant program and the stock issuance program.  To date no shares of common stock or stock options have been issued pursuant to the 2010 Plan.

Option Grant Program

Incentive stock options (those stock options that qualify under Section 422 of the Internal Revenue Code of 1986 ("the "Code")) may be granted to any individual who is, at the time of the grant, our employee.  Non-qualified stock options (those options that do not qualify under Section 422 of the Code) may be granted to employees and other people, including our directors and officers.

Grants under the option grant program may be structured as installment options which become exercisable for vested shares over the optionee’s period of service or as immediately exercisable options for unvested shares which will be subject to repurchase by us, at the option exercise price paid per share, upon the optionee’s termination of service prior to vesting in those shares.  All option grants must have an exercise price not less than 100% of the fair market value of the option shares on the grant date.

Each option is to have a maximum term of ten years, subject to earlier termination in the event the optionee leaves our service.  The optionee will have up to a three month period following termination of service (for reasons other than death or disability) in which to exercise the option.  This period will be extended to 12 months if the optionee’s service terminates by reason of disability, and in the event of the optionee’s death, the personal representative of the optionee’s estate (or the person inheriting the option) will have up to a 12 month period following the optionee’s death in which to exercise the option.

To exercise the option, the optionee must execute a stock purchase agreement and pay the exercise price for the purchased shares.  Payment is to be made in cash; however, the Plan Administrator may also permit the optionee to deliver a full-recourse interest-bearing promissory note for the purchased shares payable in one or more installments.  Provided that our shares remain publicly traded, the exercise price may be paid in shares of common stock or, alternatively, through the optionee’s participation in a same-day sale program.  Under such program, the option shares are sold immediately following the exercise of the option, and a portion of the sale proceeds is applied to the payment of the exercise price and all applicable withholding taxes.

In the event we are acquired by merger or asset sale, the option shares will immediately vest, and the option may be exercised for any or all of those vested shares prior to the effective date of such acquisition.  However, such accelerated vesting will not occur if our repurchase rights with respect to the unvested option shares are assigned to the acquiring entity.  The Plan Administrator will have the discretion to structure one or more option grants under the Plan so that the shares subject to those options will immediately vest in the event the optionee’s service is involuntarily terminated within 18 months following an acquisition in which our repurchase rights are so assigned, and the optionee would then have a one-year period to exercise the accelerated options for fully-vested shares.  It is anticipated that this special vesting acceleration provision would be made available only on a limited case-by-case basis.

The stock purchase agreement will provide us with the right to repurchase, at the original exercise price paid per share, any unvested shares held by the optionee at the time of his or her termination of service.  The applicable vesting schedule will be set forth in the Notice of Grant.  Full and immediate vesting of all the option shares will occur upon an acquisition by merger or asset sale, unless the repurchase right applicable to those shares is assigned to the successor company.  One or more repurchase rights outstanding under the Plan may be structured so that those rights will subsequently lapse (and the option shares will immediately vest) upon an involuntary termination of the optionee’s service within 18 months following the effective date of an acquisition in which the repurchase rights are assigned to the successor company.

Stock Issuance Program

Shares of common stock may be issued to employees and other people, including our directors and officers.

The stock issuance program allows eligible persons to purchase shares of common stock at fair market value or at a discount of up to 15% of fair market value.  The shares may be fully vested when issued or may vest over time as the recipient provides services or as specified performance objectives are attained.  In addition, shares of common stock may be issued as bonus awards in recognition of services rendered, without any cash outlay required of the recipient.

The stock issuance component is structured as a stock purchase transaction, with the purchase price for the shares to be paid in cash or by promissory note at the time of issuance of the shares.  The same repurchase rights summarized above for the “Stock Purchase Agreement” under the option grant program will apply to the purchased shares, namely, our right to repurchase, at the original purchase price, any unvested shares held by the participant at the time of his or her termination of service.

It is anticipated that any issued shares will vest either immediately or in a series of installments over the participant’s period of service.  Full and immediate vesting of all the shares will occur upon an acquisition by merger or asset sale, unless the repurchase right applicable to those shares is assigned to the successor company.  The assigned repurchase rights may be structured so that they will subsequently lapse (and the shares will immediately vest) upon an involuntary termination of the participant’s service within 18 months following the effective date of the acquisition.

The following options have been, or will be, issued pursuant to the 2010 Plan :

A. Grants issued under the Company’s 1999 Incentive Compensation Plan which have been canceled and reissued under the 2010 Plan.

Directors & Executive Officers	Title	Grants Cancelled to be Reissued
Dennis M. Goett	Chairman & CEO	272,150
Elliott Singer	Director	50,000
Joseph Luminoso	Director	25,000
Sean M. Gavin	CFO	30,000

All Directors & Officers as a Group		377,150

B. New Grants to be issued under the 2010 Plan.

Directors & Executive Officers	Title	New Grants to be Issued
Dennis M. Goett	Chairman & CEO	300,000
Elliott Singer	Director	50,000
Michael Betzig	President of wholly owned subsidiary	100,000
Sean M. Gavin	CFO	70,000
Houston Winn	Chief Marketing Officer	75,000

All Directors & Officers as a Group		595,000

Certain Relationships and Related Transactions

None.

AMENDMENT TO ARTICLES OF INCORPORATION
CHANGING THE NAME OF THE COMPANY

The consent of a majority of the voting shares of the Company was given for the approval of an amendment to the Company’s Articles of Incorporation to change the name of the Company to Mango Capital, Inc.

The Company’s recent entry into the structured settlement business through its acquisition of Structured Settlement Investments, L.P. is a financial services opportunity. The change of the Company’s name to Mango Capital, Inc. is intended to align the Company’s name with management’s vision which is broader than the software and services sector.

The amendment to our Articles of Incorporation changing the name of the Company will be filed with the Secretary of State of Nevada on or after the twentieth day after this Information Statement is mailed to our stockholders.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR 2011

The rules of the Securities and Exchange Commission (“SEC”) permit our stockholders, after notice to us, to present proposals for stockholder action in our proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for stockholder action, and are not properly omitted by our action in accordance with the proxy rules published by the SEC.  Our 2011 annual meeting of stockholders is expected to be held on or about April 15, 2011, and proxy materials in connection with that meeting are expected to be mailed on or about April 1, 2011.  Proposals of stockholders that are intended to be presented at our 2011 annual meeting must be received by us no later than March 15, 2011, in order for them to be included in the proxy statement and form of proxy relating to that meeting.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (the  “Exchange Act”) requires that our Officers and Directors  and persons who own more than 10% of our common stock, file reports of ownership and changes in ownership with the SEC.  Based solely on our review of the SEC’s EDGAR database, copies of such forms received by us, or written representations from certain reporting persons, we believe that during the 2010 fiscal year, all such filing requirements applicable to our Officers, Directors, and greater than 10% beneficial owners were complied with.

ANNUAL REPORT

A copy of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2009, which has been filed with the SEC pursuant to the Exchange Act, is being mailed to you along with this Information Statement and is hereby incorporated by reference into this Information Statement, including the financial statements that are part of our Annual Report.  Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2009, and Quarterly Report on Form 10-QSB for the period ended September 30, 2010 are each incorporated by reference into this Information

Statement.  Additional copies of this Information Statement and/or the Annual Report, as well as copies of the Quarterly Report may be obtained without charge upon written request to Sean M. Gavin, MangoSoft, Inc., 108 Village Square, Suite 315, Somers, New York 10589 or on the Internet at www.sec.gov from the SEC’s EDGAR database.

By Order of the Board of Directors

/s/ Dennis M. Goett
By:  Dennis M. Goett, Chairman and Chief Executive Officer